

February 6, 2009

Mr. Chad C. Deaton
Chief Executive Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

> **Re:** **Baker Hughes Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Schedule 14A Filed March 5, 2008**
> **Response Letter Dated October 17, 2008**
> **Response Letter Dated November 24, 2008**
> **File No. 001-09397**

Dear Mr. Deaton:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.   We note your response to comment number one in our letter dated November 7, 2008. Please clarify for us whether the goods and associated services sold to Syria by your non-U.S. subsidiaries have military uses. If they have such uses, please tell us those uses and advise us whether, to the best of your knowledge, understanding and belief, any of the goods and services are put to military use by Syria. Please also discuss the impact, if any, this has upon your materiality analysis.

Schedule 14A Filed March 5, 2008

Annual Incentive Plan, page 18

General

2.   We note your response to prior comment 10. It does not appear that you have
        provided adequate support to justify the omission of EPS targets. Please disclose
        the targets or further elaborate on your analysis of competitive harm. Although
        you assert that disclosure of the targets will provide "useful insight into [y]our
        management's assessment of highly competitive and volatile markets," it appears
        that similar insight could be obtained from other sources of information that are
        already in the public domain. Please explain what distinguishes the EPS targets
        from those sources of information, making its disclosure competitively harmful to
        you.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at
(202) 551-3701, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions
regarding comments on the financial statements and related matters. Please contact
Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3745 with any other
questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director